77-M

On April 1, 2000, Pilgrim Government Securities Income Fund, Inc. became the surviving corporation in a merger between Pilgrim Government Securities Income Fund, Inc. and Pilgrim Government Securities Fund (formerly Northstar Government Securities Fund).